Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the capital stock of Millrose Properties, Inc. (the “Company,” “we,” “us” and “our”). You should read our charter (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of Maryland law for complete information on our capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our Charter and Bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K, and the applicable provisions of the Maryland General Corporation Law (the “MGCL”).

General

Our authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share, including 275,000,000 shares of Class A common stock and 175,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share. Our Charter authorizes a majority of our entire board of directors (the “Board”), without stockholder approval, to amend our Charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. Our Board also has the power, without stockholder approval, to classify and reclassify any unissued shares of our common stock or classify any unissued preferred stock or reclassify any previously classified but unissued shares of preferred stock into other classes or series of stock.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder. Our Class A common stock is listed on the NYSE under the ticker symbol “MRP.” Our Class B common stock is not listed on any securities exchange or quoted on any stock quotation system.

Description of Common Stock

We have two classes of common stock: Class A common stock and Class B common stock. The two classes are identical, except that (a) holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes for each share of Class B common stock held in the holder’s name, except when voting together with the holders of the Class A common stock, each holder of record of Class B common stock is entitled to the greater of (i) ten votes per share or (ii) that number of votes per share of Class B common stock that would entitle the outstanding shares of Class B common stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter, and there are separate class votes for holders of Class B common stock (in some cases in addition to a vote of both the Class A common stock and Class B common stock, voting together without regard to class) for the approval of certain mergers, consolidations and other business combinations, and future issuances of Class B common stock, among others, but no separate class votes for holders of Class A common stock for any matter, and (b) Class A common stock is listed on the NYSE, but we have not applied to list our Class B common stock on any securities exchange or to have our Class B common stock quoted on any stock quotation system, and we do not expect to do so.

Rights Relating to Dividends and Other Distributions

Subject to preferences that may apply to any shares of preferred stock that are outstanding at the time, the holders of shares of common stock are entitled to share equally, on a per share basis, in any dividends or other distributions in cash or other property, as authorized by our Board and declared by us out of assets legally available for the payment of dividends and other distributions. Each dividend or other distribution will be payable to the holders of our Class A common stock and Class B common stock in accordance with our Charter, which requires that any dividends or distributions payable in our common stock must be paid in kind by class (i.e., holders of Class A common stock may receive only additional shares of Class A common stock in connection with any dividend or distribution, and holders of Class B common stock may receive only additional shares of Class B common stock in connection with any dividend or distribution).

Voting Rights

Each share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of stockholders. Each share of Class B common stock entitles the holder to ten votes on each matter submitted to a vote of stockholders, except when voting together with the holders of the Class A common stock, each holder of record of Class B common stock is entitled to the greater of: (a) ten votes for each share of Class B common stock held in the holder’s name or (b) that number of votes for each share of Class B common stock held in the holder’s name that would entitle the outstanding shares of Class B common stock to cast, in the aggregate, 35% of the votes entitled to be cast on the matter. Except as stated in the Charter, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Class A common stock and the holders of the outstanding shares of Class B common stock will vote together without regard to class (except as to the number of votes per share).

Notwithstanding the foregoing, any amendment to the Charter (except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter) must be approved by the holders of two-thirds in voting power of the Class A common stock and Class B common stock, voting together without regard to class. Additionally, any merger, consolidation, sale of all or substantially all of the Company’s assets or other business combination requiring stockholder approval under Maryland law must be approved by both (i) the holders of a majority in voting power of the Class A common stock and Class B common stock, voting together without regard to class, and (ii) a majority of all the votes entitled to be cast on the matter by all holders of Class B common stock, voting as a separate class. Once there are no longer any shares of Class B common stock outstanding, such business combinations and Charter amendments must be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any business combinations or Charter amendments which do not require stockholder approval under Maryland law.

In addition, so long as any shares of Class B common stock are outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Class B common stock outstanding, voting separately as a class, issue additional shares of Class B common stock (other than in connection with dividends or other distributions paid with shares of Class B common stock solely to holders of Class B common stock), and no other vote of the stockholders shall be required.

Liquidation Rights

We currently have no outstanding preferred stock. While that continues to be the case, if we are liquidated, the holders of our Class A common stock and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied or provided for all our debts and liabilities.

If we are liquidated at a time when there are outstanding shares of preferred stock, the holders of our Class A common stock and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied our debts and liabilities and made any distributions we are required to make with regard to the preferred stock.

Termination of Class B Common Stock

Our Class B common stock will convert automatically into Class A common stock in whole, but not in part, on a one-for-one basis, upon approval of the conversion by the holders of a majority of the outstanding shares of Class B common stock. After that occurs, we would no longer be authorized to issue Class B common stock. Individual shares of Class B common stock cannot be converted into Class A common stock.

Other Rights or Restrictions

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities of the Company. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our Board determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights.

Description of Preferred Stock

We may issue preferred stock with any rights and preferences that may be authorized by our Board. These rights and preferences might include some or all of:

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preferential rights to dividends, which might be fixed or participating, and might or might not be cumulative;
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special voting rights, including rights to elect directors without the vote of other classes of our capital stock;
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rights to convert the preferred stock into shares of common stock or other securities;
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rights to require us to redeem shares or provisions giving us the right to redeem shares;
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rights to benefit from sinking funds;
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preferential rights to distributions on liquidation;
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preemptive rights; or
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other special rights or preferences.

Restrictions on Ownership and Transfer

In order for us to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), we must meet several requirements concerning the ownership of our outstanding capital stock. Specifically, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts) during the last half of any taxable year beginning with the second taxable year in which we qualify as a REIT. In addition, the outstanding shares of stock must be owned by 100 or more persons during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year beginning with the second taxable year in which we qualify as a REIT. We may prohibit certain acquisitions and transfers of shares of our stock so as to ensure our qualification as a REIT under the Code. We cannot assure you that this prohibition will be effective.

Our Charter contains a limitation on ownership that prohibits any person or entity, subject to certain exceptions, from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9% in value of the outstanding shares of all classes or series of our stock. Our Charter provides for an excepted holder limit for Stuart Miller, each member of his family who would be treated as a stockholder of the Company pursuant to Section 544(a)(2) of the Code or Section 318(a)(1)(A) of the Code (whichever is more expansive) and any person through which the Miller Family (as defined below) would beneficially own or constructively own capital stock or that would be treated as beneficially owning or constructively owning capital stock of the Company through the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or the outstanding shares of all classes or series of our stock. We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.” “Miller Family” means Stuart Miller, Executive Chairman and Chief Executive Officer of Lennar Corporation (together with its affiliates and subsidiaries as the context requires, “Lennar”), and each member of his family that would be treated as a stockholder of Millrose pursuant to section 544(a)(2) of the Code or section 318(a)(1)(A) of the Code, whichever is more expansive, and any person through which the Miller Family beneficially owns or constructively owns capital stock or that would be treated as beneficially owning or constructively owning capital stock of Millrose through the Miller Family, collectively.

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be treated as being owned beneficially or constructively by one individual or entity. As a result, except for the Miller Family who is subject to the excepted holder limit, the ownership of less than 9%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9% in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons, will be null and void and the proposed transferee will acquire no rights in such stock. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to maintain our qualification as a REIT, will cause the number of shares of our stock causing the violation (rounded up to the nearest whole share) to be transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in those shares. If the transfer to the trust would not be effective for any reason to prevent any of the foregoing, the transfer of that number of shares that otherwise would cause a person to violate any of the restrictions described above will be void ab initio and the proposed transferee will acquire no rights in such shares of our stock. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer or other event that results in transfer to the trust. Millrose will designate a trustee of the trust that will not be affiliated with Millrose or the prohibited owner. Millrose will also name one or more charitable organizations as a beneficiary of the trust. Shares held in trust will remain issued and outstanding shares of stock and will be entitled to the same rights and privileges as all other shares of the same class or series of stock. The trustee will receive all distributions on the shares held in trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee will vote all shares held in trust during the period they are held in trust and, subject to Maryland law, will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. If we have already taken irreversible corporate action, however, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee of the trust will sell the shares held in trust to a person or persons, selected by the trustee, whose ownership of the shares will not violate the ownership limits discussed above and distribute to the applicable prohibited owner an amount equal to the lesser of (1) the sales proceeds received by the trust from the sale or other disposition of the shares (net of any commissions and other expenses of sale) and (2) (a) if the prohibited owner gave value for the shares, the price paid by the prohibited owner for such shares held in trust or (b) if the prohibited owner did not give value for the shares (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in our Charter) of such shares held in trust on the day of the event causing the shares to be held in trust. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any amount received by the trustee in excess of the amount to be paid to the prohibited owner will be distributed to the beneficiary of the trust.

If, prior to our discovery that shares of our stock have been transferred to the trustee, such shares are sold by the prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive, such excess must be paid to the trustee upon demand. In addition, all shares held in trust will be deemed to have been offered for sale to us or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of devise or gift, the market price of such shares of stock at the time of such devise or gift) and (2) the market price of such shares of stock on the date we, or our designee, accepts such offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Any person who acquires or attempts or intends to acquire shares of our stock in violation of the ownership limits or who would have owned shares of our stock that resulted in a transfer to any such trust is required to give immediate written notice to us of such event or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. Such person shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our Board determines it is no longer in our best interest to continue to qualify as a REIT or that compliance with the foregoing restrictions is no longer required for REIT qualification.

Our Board, by the affirmative vote of two-thirds of its members, may exempt a person (prospectively or retroactively) from the ownership limits or establish a different limit on ownership. Our Board, however, may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failure to maintain our qualification as a REIT. As a condition of granting the waiver or establishing the excepted holder limit, our Board may require an opinion of counsel or a ruling from the Internal Revenue Service, in either case in form and substance satisfactory to our Board, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and the person seeking an exemption must make such representations and agreements as our Board may require. Our Charter provides for an excepted holder limit for the Miller Family to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, up to 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or the outstanding shares of all classes or series of our stock. Our Board has provided a waiver of this stock ownership restriction to Lennar Corporation (“Lennar”) in connection with the shares of common stock, held in the form of Class A common stock, retained by Lennar after the spin-off of the Company. Our Board may from time to time grant exceptions to the ownership limits to certain stockholders, including index funds or other passive institutional investors.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our Board may from time to time, by the affirmative vote of two-thirds of its members, increase or decrease either of the ownership limits for one or more persons or all persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Any stockholder who owns more than 5.0% (or such lower level as required by the Code and the regulations thereunder) of the outstanding shares of our stock during any taxable year, within 30 days after the end of such taxable year, will be asked to deliver written notice to the Company setting forth the name and address of such owner, the number of shares of our stock beneficially owned and a description of the manner in which such shares are held, and such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits.

If there are any certificates representing shares of our capital stock, they will bear a legend referring to the restrictions on ownership and transfer of our common stock described above.

The restrictions on ownership and transfer of our capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Election of Directors; Board of Directors

Our Charter provides that the number of our directors may be established, increased or decreased only by the Board pursuant to our Bylaws but may not be fewer than one, the minimum required by the MGCL.

Election of Directors. At each annual meeting of our stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Directors are elected by a majority of the votes cast in an uncontested election and by a plurality of the votes cast in a contested election. A contested election occurs at any meeting of stockholders duly called and at which a quorum is present for which our secretary receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in the Bylaws and such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement with the SEC, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, the holders of outstanding shares of our common stock entitled to cast a majority of the votes entitled to be cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Vacancies. Subject to the terms of any class or series of our preferred stock that may be issued in the future, vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Voting. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of our Board, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or the Bylaws.

Removal of Directors. Subject to the rights of holders of shares of one or more classes or series of our preferred stock to elect or remove one or more directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of two-thirds of the total outstanding votes of all stockholders of Class A common stock and Class B common stock entitled to be cast, voting together without regard to class. These provisions, when coupled with the exclusive power of our Board to fill vacancies on our Board, will preclude stockholders from removing incumbent directors (except upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.

Stockholders’ Consent in Lieu of Meeting

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, holders of common stock may take action by consent in lieu of a meeting only if it is given by all such stockholders entitled to vote on the matter. Our Charter permits and our Bylaws provide for action in writing or by electronic transmission by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders at which all stockholders entitled to vote on the matter are present and all eligible shares are voted. We will give notice of any action taken by less than unanimous consent to each stockholder not later than 10 days after the effective time of such action.

Business Combinations

Under the MGCL, certain business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

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any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

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80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our Board, including by a majority of directors who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding shares held (or entitled to be voted by): (1) the person who has made or proposes to make the control share acquisition, (2) the officers of the corporation or (3) employees who are directors of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise or direct the exercise of voting power in electing directors within one of the following ranges of voting power:

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one-tenth or more but less than one-third;
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one-third or more but less than a majority; or
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a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of the voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a special meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights of the control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter or bylaws provide otherwise. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by the Miller Family or by The Vanguard Group, Inc. (“Vanguard”). This Bylaw provision may be amended or eliminated at any time in the future except that the provision may not be repealed, in whole or in part, with respect to any prior or subsequent control share acquisition by (i) the Miller Family, without the prior written consent of Stuart A. Miller (or a member of his immediate family upon his death or disability) for so long as the Miller Family collectively owns, or is entitled to direct the exercise of voting power with respect to, shares of common stock entitled to exercise more than one-tenth of the voting power of all outstanding shares of common stock and (ii) Vanguard, without its prior written consent, for so long as Vanguard collectively owns, or is entitled to direct the exercise of voting power with respect to, shares of common stock entitled to exercise more than one-tenth of the voting power of all outstanding shares of common stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

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a classified board of directors;
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a two-thirds vote requirement for removing a director;
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a requirement that the number of directors be fixed only by vote of the directors;
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a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and
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a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our Charter provides that vacancies on our Board will only be filled by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Through provisions in our Charter and Bylaws unrelated to Subtitle 8, we vest in our Board the exclusive power to fix the number of directorships, require the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting to act on such matter and require a two-thirds vote for the removal of directors. We have not elected to be subject to any of the other provisions of Subtitle 8.

Founder’s Rights Agreement

We are party to the Founder’s Rights Agreement between the Company and Lennar, dated February 7, 2025 (the “Founder’s Rights Agreement”). The Company’s obligations under the Founder’s Rights Agreement are incorporated by reference into our Bylaws, as such Founder’s Rights Agreement may be amended, modified and/or supplemented from time to time. For so long as the Founder’s Rights Agreement is in effect, this provision of our Bylaws may not be amended, altered or repealed without the consent of Lennar. Pursuant to the Founder’s Rights Agreement, Lennar will have certain rights as the original parent company of the Company and the initial contributor of our business assets. Lennar and the Company can together amend the Founder’s Rights Agreement pursuant to the terms of such agreement at any time without any vote of our stockholders, and any such amendments, modifications and/or supplements to the Company’s obligations will automatically be incorporated by reference into our Bylaws without any further action by any party or the Board.

Meetings of Stockholders and Voting Requirements

Under the Bylaws, annual meetings of stockholders will be held each year at a date, time and place determined by our Board. Special meetings of stockholders may be called by the chair of the Board, the chief executive officer, the president or the Board and must also be called, subject to the requirements and procedures set forth in our Bylaws, by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

The presence either in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described below and except that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director in a contested election.

Advance Notice of Director Nomination and New Business

Our Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board or (3) by a stockholder who is a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (1) by or at the direction of our Board or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the Bylaws.

The advance notice procedures of the Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our secretary at our principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Exclusive Forum for Certain Litigation

Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, any state court of competent jurisdiction within the State of Maryland, or, if such state courts do not have jurisdiction, the United States District Court located within the State of Maryland, shall be the sole and exclusive forum for (a) any internal corporate claim, as such term is defined in the MGCL, including without limitation: (i) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws, (ii) any claim, or any action or proceeding asserting a claim based on an alleged breach of any duty owed by any of our directors or officers or employees to us or to our stockholders, or (iii) any claim, or any action or proceeding asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL, our Charter or our Bylaws, or (b) any other action or proceeding asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent in writing to such court.

This provision does not apply to any action or proceeding under federal securities laws or claims arising under the Securities Act of 1933, as amended, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our Charter provides that, except for any greater vote or separate class vote as specifically provided in Section 5.8 (relating to removal of directors), Section 6.2.1 (relating to a separate vote of the holders of the Class B common stock) or Article VIII (relating to amendments) of our Charter, any of these actions must be declared advisable by our Board and approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Section 6.2.1 of our Charter provides that any merger, consolidation, sale of all or substantially all of the Company’s assets or other business combination requiring stockholder approval under Maryland law must be approved by both (i) the holders of a majority in voting power of the Class A common stock and Class B common stock, voting together without regard to class, and (ii) a majority of the total outstanding votes entitled to be cast by all holders of Class B common stock, voting as a separate class. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Amendment of our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our Charter may be amended only if the amendment is declared advisable by the Board in accordance with the Charter and approved by the affirmative vote of stockholders entitled to cast two-thirds of all of the votes entitled to be cast on the matter, with Class A common stock holders and Class B common stock holders voting together without regard to class, except for any amendments which do not require the approval of stockholders under Maryland law. Once there are no longer any shares of Class B common stock outstanding, our Charter generally may be amended only if the amendment is advised by the Board and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for any amendments which do not require the approval of stockholders under Maryland law.

Our Bylaws provide that our Board has power to adopt, alter, or repeal any provision of our Bylaws and to make new Bylaws. In addition, to the extent permitted by law, our Bylaws provide that the stockholders may alter or repeal any provision of our Bylaws and adopt new Bylaw provisions if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, our Bylaws provide that the provision incorporating the Company’s obligations under the Founder’s Rights Agreement may not be amended or deleted without Lennar’s consent, and that certain exemptions to the Control Share Act may not be amended or deleted without the consent of the Miller Family or Vanguard so long as the Miller Family or Vanguard are entitled to exercise more than one-tenth of the voting power of all outstanding shares of our common stock.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our Charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless the following can be established:

•
an act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
•
the director or officer actually received an improper personal benefit in money, property or services; or
•
with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

Under the MGCL, the corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our Charter permits, and our Bylaws obligate, us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of the Company and at our request, serves or has served another corporation, REIT, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Our Charter and Bylaws also permit us to indemnify and advance expenses with the approval of our Board to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of us or our predecessor.

The Company has entered into indemnification agreements with each of the directors and officers. The terms of each indemnification agreement provide for indemnification to the maximum extent permitted by Maryland law and will supplement the existing indemnification protections already afforded under Maryland law and pursuant to our Charter and Bylaws. Additionally, the Management Agreement, dated February 7, 2025, by and between the Company and Kennedy Lewis Land and Residential Advisors LLC (the “Manager”), contains indemnification provisions that may apply to persons who are our directors and officers.

REIT Qualification

Our Charter provides that our Board may, with an affirmative two-thirds vote of its members, revoke or otherwise terminate our REIT election if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Management

Subject to the provisions in our Charter and any contractual restrictions, the Board has the power and authority to terminate the Manager and engage a replacement manager from time to time. Pursuant to the Founder’s Rights Agreement, in the event the Management Agreement is terminated for any reason (with or without cause), whether due to a Management Change of Control (as defined in the Founder’s Rights Agreement) or otherwise, then Lennar shall have a consent right over the appointment of a new manager (in addition to the separate approval by the Board), which consent shall not be unreasonably withheld. Lennar shall also have a consent right (in addition to the approval by the Board) to the execution of any new management agreement (whether with the same manager or a new manager).

These consent rights in favor of Lennar will enable Lennar to veto any replacement manager that the Board identifies, as well as have influence over the terms of any new management agreement between the Company and its manager.

Listing

Our Class A common stock is listed on the NYSE under the ticker symbol “MRP.” We have not applied to have our Class B common stock listed on the NYSE or any other securities exchange, or quoted on any stock quotation system, and we do not expect to do so.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Their contact information is as follows:

Computershare Trust Company, N.A.

P.O. Box 43006

Providence, Rhode Island 02940-3006

Telephone: 888-733-5001